SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

June 29, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 2 of 7 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson 22-1024240
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	18,231,729 shares of Common Stock
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	18,231,729 shares of Common Stock
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	18,231,729 shares of Common Stock
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	11.6%
12)	Type of Reporting Person	CO

                                                                                                                                                                     Page 3 of 7 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson Development Corporation 22-2007137
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	18,231,729 shares of Common Stock
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	18,231,729 shares of Common Stock
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	18,231,729 shares of Common Stock
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	11.6%
12)	Type of Reporting Person	CO

                                                                                                                                                                     Page 4 of 7 Pages

Schedule 13G

ITEM 1(a) -	NAME OF ISSUER:
Universal Biosensors, Inc.
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
One Corporate Avenue Rowville, 3178, Victoria Australia
ITEM 2(a) -	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Development Corporation, a New Jersey corporation (“JJDC”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
One Johnson & Johnson Plaza New Brunswick, NJ 08933
ITEM 2(c) -	CITIZENSHIP:
J&J: New Jersey JJDC: New Jersey
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, $.0001 par value per share (“Common Stock”)
ITEM 2(e) -	CUSIP NUMBER:
Not Applicable
ITEM 3 -	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):
Not applicable.

                                                                                                                                                                     Page 5 of 7 Pages

ITEM 4 -	OWNERSHIP:
(a) Amount Beneficially Owned:
J&J: 18,231,729 shares of Common Stock JJDC: 18,231,729 shares of Common Stock
(b) Percent of Class:
J&J: 11.6% JJDC: 11.6%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote:
J&J: 18,231,729 shares of Common Stock JJDC: 18,231,729 shares of Common Stock
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of:
J&J: 18,231,729 shares of Common Stock JJDC: 18,231,729 shares of Common Stock
ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.
ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not applicable.

                                                                                                                                                                     Page 6 of 7 Pages

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10 -	CERTIFICATION:
Not applicable.

                                                                                                                                                                     Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ DOUGLAS CHIA
Name: Douglas Chia Title: Assistant Secretary
JOHNSON & JOHNSON DEVELOPMENT CORPORATION
By:	/s/ JAYNE ZALL
Name: Jayne Zall Title: Secretary

Date: February 13, 2008